February 10, 2020

Via EDGAR

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Chad Eskildsen

Re:	BBH Trust (the “Trust” and each series thereof, a “Fund”)
SEC File No. 811-21829

Dear Mr. Eskildsen:

Set forth below are the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) based on the review conducted pursuant to the Sarbanes-Oxley Act of 2002. The comments were provided orally on January 31, 2020 and related to the Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies on Form N-17f-2, the annual reports to shareholders dated October 31, 2019 (“Annual Reports”) and the monthly portfolio investment report on Form N-PORT.

Comment 1

The last four Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies on Form N-17f-2 filings made on May 22, 2019, August 21, 2019, December 19, 2019, and January 8, 2020 included auditors’ opinions but did not include management’s assertions.

Response:	The four Form N-17f-2 filings referenced above were amended by Deloitte on February 4, 2020 to include management’s assertions.

Comment 2

The BBH Limited Duration Fund (the “Fund”) reported that a significant percentage of its holdings were in asset-backed securities, specifically automobile receivables, at October 31, 2019. Please confirm that the percentage of holdings in automobile receivables did not exceed 25% or violate the concentration policy.

Response:	The percentage of holdings in automobile receivables did not exceed 25% or violate the concentration policy. As of October 31, 2019, the Fund’s total exposure to automobile receivables was 11.96%. The breakdown of the percentage was 6.63% exposure to prime auto asset-backed securities, 2.99% exposure to fleet lease asset-backed securities, and 2.34% exposure in auto floorplan asset-backed securities.

Comment 3

The Fund’s WRG Debt Fund holding was classified as a Level 3 security in the October 31, 2019 Annual Report but was identified as a Level 2 security in the monthly portfolio investment report on Form N-PORT for October 31, 2019, filed on December 27, 2019. Explain the discrepancy and/or amend as appropriate.

Response:	We will amend the October 31, 2019 N-PORT and refile it with the Level 3 classification for the Security noted in the Fund’s annual report.

Please contact me at 617-772-1616 if you have any questions or comments.

Very truly yours,

/s/ Suzan Barron

Suzan Barron

Secretary

BBH Trust

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